TEDA Technologies International, Inc.
                         8980 Fraserwood Court, Unit 10
                               Burnaby, BC V5J 5H7





                                  April 4, 2001



VIA EDGAR


U.S. Securities and Exchange Commission
Chief Office of Small Business Division
450 Fifth Street,
N.W. Judiciary Plaza
Washington, DC 20549
Attn:  Donald Reinhart, Esq.

         Re:      Express Investments Associates, Inc.
                  Form SB-2, Commission File No. 333-32866
                  CIK: 0001088212
                  Application for Withdrawal of Registration Statement SB-2

Dear Mr. Reinhart:

     Pursuant to Rule 477(a) of Regulation C, promulgated under the Securities Act of 1933, as amended, Express Investments Associates, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No. 333-32866 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 21, 2000 and amended on April 12, 2000. The Registrant requests withdrawal of the Registration Statement because, due to a change in the control and management, it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of the common stock of the Registrant have been or will be issued or sold under the Registration Statement. Accordingly, the Registrant further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement.

April 4, 2001
Page 2


     If you have any questions regarding the foregoing application for withdrawal, please contact Antoine M. Devine of Foley & Lardner, legal counsel to the Registrant in connection with the Registration Statement, at (415) 438-6456.

                                        Very truly yours,

                                        /s/ Richard Wang

                                        Richard Wang
                                        Chief Operating Officer


cc:      Mr. Antoine M. Devine, Esq.
         Foley & Lardner
         One Maritime Plaza, Sixth Floor
         San Francisco, CA 94111-3404